UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-42426

FAST TRACK GROUP

(Exact Name as Specified in its Charter)

600 North Bridge Road, Parkview Square #24-01

Singapore 188778

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Press Release

On June 1, 2026, Fast Track Group (the “Company”) issued a press release announcing the entry into a partnership agreement between its wholly-owned subsidiary, Fast Track Events Pte Ltd (“FTE”), and RW Cruises Pte Ltd, doing business as Dream Cruises. The full text of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibit is being filed herewith:

Exhibit No.	Description of Exhibit

99.1	Press Release dated June 1, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 1, 2026

FAST TRACK GROUP

By:	/s/ Lim Sin Foo, Harris
Name:	Lim Sin Foo, Harris
Title:	Chief Executive Officer and Director